May 1, 2009
VIA EDGAR AND OVERNIGHT MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street N.E.
Washington, D.C. 20549-7010
Attention: Rufus Decker, Accounting Branch Chief

RE:	Form 10-K for the fiscal year ended September 30, 2008 Form 10-Q for the period ended December 31, 2008 Definitive Proxy Statement filed January 20, 2009 File No. 1-8137
Dear Mr. Decker:
     We are submitting this letter in response to comments from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated February 25, 2009 (the “Staff Letter”), to American Pacific Corporation, a Delaware corporation (the “Company”), with respect to the Company’s Form 10-K for the fiscal year ended September 30, 2008 (the “Form 10-K”), the Form 10-Q for the period ended December 31, 2008 (the “Form 10-Q”), and the Definitive Proxy Statement filed January 20, 2009 (the “Proxy Statement”). For the Staff’s convenience, we are also sending in paper format, by overnight delivery, copies of this letter.
     The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments in the Staff Letter. We have incorporated the text of the Staff’s comments into this response letter in italicized type and have followed each comment with the Company’s response in regular type. References in the letter to “we,” “our” or “us” means the Company, unless otherwise specified.
American Pacific Corporation
3883 Howard Hughes Parkway, Suite 700 • Las Vegas, Nevada 89169
Tel: +1 (702) 735-2200 • Fax: +1 (702) 735-4876
www.apfc.com

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2008
General
Comment 1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.
Response 1.
We have provided the requested disclosure or other revisions to the Staff’s comments in our responses below and will revise our disclosures on a prospective basis. Descriptions of the specific revisions made to our disclosures are included in our responses below. Disclosures and responses which include dollar amounts are stated in thousands of dollars.
Item 1. Business, page 1
Comment 2.
We note the disclosure in the first paragraph under “Customers and markets” on page 8 that the identities of your key customers are confidential. However, it appears that three of these customers represent more than 10 percent or more of your consolidated revenues. In this regard, we note the disclosure under Note 12 to your financial statements. Please tell us and disclose the identities of these three customers and any other customer that represents 10 percent or more of your consolidated revenues. Please note that a confidentiality agreement does not override the disclosure requirement set forth in Item 101(c)(vii) of Regulation S-K. Please refer to Section II.B.2. of Staff Legal Bulletin No. 1, which is available on our website at http://www.sec.gov/interps/legal/slbcf1r.htm.
Response 2.
In future filings, we will disclose the identities of each customer that represents 10 percent or more of our consolidated revenues. While the Company already has included disclosure in the Form 10-K regarding its customer in the Specialty Chemicals segment that represents more than 10 percent of the Company’s consolidated revenues, we have included a revision of the section “Customers and Markets” on Page 8 of our Form 10-K with respect to customers in the Fine Chemicals segment that represent more than 10 percent of our consolidated revenues, as an example of our future revised disclosures.
Customers and Markets. AFC has established long-term relationships with key customers, the specific identities of which are contractually restricted as confidential, subject to certain terms and conditions such as consent or regulatory requirements. Its current customers include both multi-national pharmaceutical companies and emerging pharmaceutical companies. AFC maintains multi-

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

year manufacturing agreements with several large pharmaceutical and several biopharmaceutical companies for annual supply of products. In addition, the inherent nature of custom pharmaceutical fine chemicals manufacturing encourages stable, long-term customer relationships. For the year ended September 30, 2008, revenues from Gilead Sciences, Inc. (“Gilead”), GlaxoSmithKline plc and UCB-Pharma each exceed 10% of our consolidated revenues.
In March 2008, AFC and Gilead ~~Sciences, Inc. (Gilead)~~ entered into a three-year manufacturing supply agreement for a chemical compound referred to as “Tenofovir DF,” an active pharmaceutical ingredient in VIREAD®, TRUVADA®, and ATRIPLA™. Under the terms of the agreement, Gilead will be obligated to purchase minimum quantities of bulk Tenofovir DF from our Fine Chemicals segment through 2010, subject to certain terms within the agreement. The minimum quantities contained in the agreement support our long-term growth plans for this segment.
Item 1A. Risk Factors, page 19
A significant portion of our business depends on contracts with government . . . page 21
Comment 3.
Please tell us and disclose the percentage of your sales to the U.S. government and its prime contractors and subcontractors.
Response 3.
In future filings, to the extent then material, we will disclose the percentage of our sales to the U.S. government and its prime contractors and subcontractors. We have included a revision of the applicable Risk Factor on page 21 of our Form 10-K, as an example of our future revised disclosures.
A significant portion of our business depends on contracts with the government or its prime contractors and these contracts are impacted by governmental priorities and are subject to potential fluctuations in funding or early termination, including for convenience, any of which could have a material adverse effect on our operating results, financial condition or cash flows.
Sales to the U.S. government and its prime contractors and subcontractors represent a significant portion of our business. ~~In fiscal 2008, substantially all of our revenues generated from our perchlorate products, and in particular Grade I AP, and a significant component of our Aerospace Equipment segment revenues were generated from our U.S. government contracts and our customers’ U.S. government contracts.~~ In fiscal 2008, our Specialty Chemicals segment generated approximately 23% of consolidated revenues, primarily sales of Grade I AP, and our Aerospace Equipment segment generated approximately 2% of consolidated revenues, each from sales to the U.S. government, its prime contractors and subcontractors.

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

Management’s Discussion and Analysis
Results of Operations, page 38
Comment 4.
You expect Fine Chemicals segment revenues to decline in 2009 and you expect the Grade 1 AP demand in fiscal 2009 to be less than fiscal 2008. We encourage you to continue to provide these types of disclosures which discuss expected trends in future periods. In a similar manner to your discussion of the Fine Chemicals segment, please quantify the expected impact of the decreasing demand for Grade 1 AP on your Specialty Chemicals segment revenue. Please also discuss the expected impact of these revenue trends on your gross profit and operating income as well as on your liquidity and capital resources. Refer to Items 303(a)(1), (2)(ii), and 3(ii) of Regulation S-K.
Response 4.
In future filings, we will revise our disclosure in our Management’s Discussion and Analysis to reflect the information requested by the Staff. We have included a revision of “Specialty Chemicals” section of Results of Operations on page 39 of our Form 10-K, as an example of our future revised disclosures. We note that the Staff’s comment suggests a discussion of the expected impact of revenue trends on gross profits and operating income as well as on our liquidity and capital resources. To the extent there is a potential material impact of these revenue trends on our gross profit, operating income and liquidity and capital resources, we will then include appropriate discussion of them in our Management’s Discussion and Analysis.
We expect Grade I AP demand in fiscal 2009 to be less than fiscal 2008, primarily due to the completion of the three year Minuteman III propulsion replacement program. The expected decline in volume is not expected to have a corresponding effect on revenues due to the pricing under our contractual price-volume matrix, under which price has an inverse relationship to total annual volume. As such, we expect Specialty Chemical segment revenues and operating results in fiscal 2009 to be consistent with fiscal 2008. Over the longer term, we expect annual demand for Grade I AP to be within the range of 6 million to 9 million pounds based on current NASA and U.S. Department of Defense production programs. However, AP demand could increase if there is a substantial increase in Space Shuttle flights.
Liquidity and Capital Resources
Long Term Debt and Revolving Credit Facilities, page 46
Comment 5.
You disclose your required and actual ratios for financial covenants under the Revolving Credit Facility. Please also consider disclosing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Please confirm that you do not have

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

any material debt covenants in your other debt agreements, including cross default provisions. If so, please also provide similar disclosures for these covenants as well. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
Response 5.
With respect to the Staff’s comment regarding disclosure of the specific computations used to arrive at our actual debt compliance ratios, we do not believe that providing the specific computations with corresponding reconciliations to GAAP amounts would provide meaningful information to the readers of our financial statements, as:
•	We significantly exceed all required ratios.

•	We have remained in compliance with our financial covenants since the inception of our Amended and Restated Credit Agreement, dated February 6, 2007 (the “Revolving Credit Facility”).

•	Our Revolving Credit Facility is filed as an exhibit to our annual report on Form 10-K, thereby allowing the reader to review the precise terms of the computations of the ratios, if desired.
We propose to enhance our current disclosure to include general descriptions of the ratio computations and reference the fact that definitions are contained within the Revolving Credit Facility. We have included a revision to our discussion of our Revolving Credit Facility at page 47 of the Form 10-K, as an example of our future revised disclosure.
Financial covenants under the Revolving Credit Facility include quarterly requirements for total leverage ratio of less than or equal to 5.25 to 1.00 (“Total Leverage Ratio”), and interest coverage ratio of at least 2.50 to 1.00 (“Interest Coverage Ratio”). The Revolving Credit Facility defines Total Leverage Ratio as the ratio of Consolidated Funded Debt to Consolidated EBITDA and Interest Coverage Ratio as the ratio of Consolidated EBITDA to Consolidated Interest Expense. The Revolving Credit Facility includes detailed definitions of each of these terms. The following statements summarize the elements of those definitions that are material to our computations. Consolidated Funded Debt generally includes principal amounts outstanding under our Senior Notes, Revolving Credit Facility, capital leases and notional amounts for outstanding letters of credit. Consolidated EBITDA is generally computed as consolidated net income plus income tax expense, interest expense, depreciation and amortization, and stock-based compensation expense and less cash payments for environmental remediation and other non-recurring gains in excess of $50. In accordance with the definitions contained in Revolving Credit Facility, as of September 30, 2008, our Total Leverage Ratio was 2.73 to 1.00 and our Interest Coverage Ratio was 4.07 to 1.00.
The Revolving Credit Facility also contains usual and customary events of default (subject to certain threshold amounts and grace periods), including cross-default provisions that include our Senior Notes. If an event of default occurs and is continuing, we may be required to repay the obligations under the Revolving Credit Facility prior to its stated maturity and the related commitments may be terminated. We do not believe that it is reasonably likely, in the near or long-term, that we will be in violation of our debt covenants.

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

We confirm that our disclosures regarding the Company’s 9.0% Senior Notes Due February 1, 2015 (the “Senior Notes”) and the Revolving Credit Facility describe all material covenants and that we do not have other debt agreements which contain material covenants. We have included a revision to our discussion of our Senior Notes at page 47 of the Form 10-K, as an example of our future revised disclosure to include cross-default provisions.
The Senior Notes were issued pursuant to an indenture which contains certain customary events of default, including cross default provisions if we default under our existing and future debt agreements having, individually or in the aggregate, a principal or similar amount outstanding of at least $10,000, and certain other covenants limiting, subject to exceptions, carve-outs and qualifications, our ability to: ...
Comment 6.
Given your disclosures on page 47, please tell us why the Senior Notes do not appear as registered securities on the cover page of the Form 10-K. Please clarify why they would not be registered securities pursuant to Section 12 of the Securities Exchange Act of 1934.
Response 6.
In response to the Staff’s comment and request, the Company has not listed the Senior Notes as registered securities on the cover page of the Company’s Form 10-K because the Senior Notes are not registered securities within the meaning of Section 12(b) or Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Section 12(b) of the Exchange Act covers securities listed on a national securities exchange. As disclosed in the Company’s registration statement on Form S-4, filed with the Securities and Exchange Commission on July 7, 2007, in connection with the exchange offer for the Senior Notes, the Company did “not intend to list the exchange notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System.” Since completing the exchange offer, the Company has not listed the Senior Notes on any national securities exchange. Consequently, the Senior Notes have not been registered within the meaning of Section 12(b) of the Exchange Act.
Section 12(g) of the Exchange Act requires the registration of certain “equity securities” of an issuer following the satisfaction of certain threshold requirements, as provided in more detail in Section 12(g). The term “equity security”, in turn, is defined in Section 3(a)(11) of the Exchange Act and in Rule 3a11-1 promulgated under the Exchange Act, and in both cases does not include “notes” as included in the definition of the broader term “security” as set forth in Section 3(a)(10) of the Exchange Act.
As reflected in the Company’s Form 10-K, the Senior Notes have the attributes typical of notes, rather than “stock” or any similar security or other “equity security.” The Senior Notes accrue interest at the rate of 9% per annum, payable semi-annually, and have a maturity date of February 1, 2015 with respect

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

to re-payment by the Company of all then outstanding aggregate principal amount of the Senior Notes. The Senior Notes are not convertible into stock or any similar securities of the Company, nor do they carry any warrants or rights to subscribe to or purchase such securities or any such warrants or rights. The Senior Notes rank senior to all equity securities of the Company. Moreover, the Senior Notes rank equally in right of payment with all of the Company’s existing and future senior indebtedness, but are, among other things, effectively junior to the Company’s existing and future secured debt to the extent of the value of the assets securing such debt. Consequently, because the Senior Notes do not constitute an “equity security” within the meaning of either Section 3(a)(11) of the Exchange Act or Rule 3a11-1 promulgated thereunder, the Senior Notes are not required to be registered within the meaning of Section 12(g) of the Exchange Act.
Critical Accounting Policies, page 51
Impairment of Long-Lived Assets, page 52
Comment 7.
You test your property, plant and equipment and amortizable intangible assets for recoverability when events or changes in circumstances indicate that their carrying amounts may not be recoverable. Please expand your disclosures to include the following:
•	Please disclose how you group your assets for purposes of considering whether an impairment exists. Refer to paragraph 4 of SFAS 144; and

•	Please discuss the significant estimates and assumptions used to determine estimated future undiscounted cash flows and fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others.
Response 7.
A long-lived asset or asset group shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. During the past three fiscal years and first quarter of fiscal 2009, we have encountered no events or changes in circumstances that would indicate that the carrying amount of our long-lived assets or asset groups are not recoverable. Accordingly, we have not had the requirement to estimate future undiscounted cash flows and fair value for purposes of evaluating whether an impairment of our long-lived assets or asset groups exists. As such, the Staff’s request to discuss significant estimates and assumptions used to determine estimated future undiscounted cash flows and to disclose the sensitivity of our fair value estimates is not applicable for our historical periods. Should we be required to estimate future undiscounted cash flows in connection with our fair value analyses in future periods, we will consider the Staff’s request and include appropriate disclosures.

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

With respect to asset groupings, in future filings, we will disclose our policy to determine asset groups for the purpose of considering whether impairment exists. We have included a revision of our Critical Accounting Policies on page 51 of the Form 10-K, as an example of our future revised disclosures.
IMPAIRMENT OF LONG-LIVED ASSETS. We test our property, plant and equipment and amortizable intangible assets for recoverability when events or changes in circumstances indicate that their carrying amounts may not be recoverable. Examples of such circumstances include, but are not limited to, operating or cash flow losses from the use of such assets or changes in our intended uses of such assets. To test for recovery, we group assets (an “Asset Group”) in a manner that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. Our Asset Groups are typically identified by facility because each facility has a unique cost overhead and general and administrative expense structure that is supported by cash flows from products produced at the facility. The carrying amount of ~~a long-lived asset~~ an Asset Group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the ~~asset~~ Asset Group.
If we determine that an ~~asset~~ Asset Group is not recoverable, then we would record an impairment charge if the carrying value of the ~~asset~~ Asset Group exceeds its fair value. Fair value is based on estimated discounted future cash flows expected to be generated by the Asset Group ~~asset or asset group.~~ The assumptions underlying cash flow projections would represent management’s best estimates at the time of the impairment review. Some of the factors that management ~~must~~ would consider or estimate include: industry and market conditions, sales volume and prices, costs to produce and inflation. Changes in key assumptions or actual conditions which differ from estimates could result in an impairment charge. We would use reasonable and supportable assumptions when performing impairment reviews but cannot predict the occurrence of future events and circumstances that could result in impairment charges.
When we review Asset Groups for recoverability, we also consider depreciation estimates and methods as required by FASB Statement of Financial Accounting Standards (“SFAS”) No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3 (May 2005),” or the amortization period as required by SFAS No. 142, “Goodwill and Other Intangible Assets.” Any revision to the remaining useful life of a long-lived asset resulting from that review also is considered in developing estimates of future cash flows used to test the Asset Group for recoverability.
Pension Benefits, page 53
Comment 8.
We encourage you to provide a robust discussion of the current as well as expected ongoing impact of the current market conditions on each of the significant estimates and assumptions used in your determination of pension expense and plan assets as well as in your determination of whether additional cash contributions to plans will need to be made. You should discuss how sensitive your determination of pension expense is to each of the significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others, including those which are more sensitive to

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

current market conditions. Please also discuss the funding requirements relative to your accumulated benefit obligation and the implications to current and future liquidity from potential incremental cash payments to maintain funding requirements.
Response 8.
In future filings, we will expand our critical accounting policy disclosure regarding pension benefits to include the sensitivity of pension expense to changes in significant assumptions. In addition, we will add disclosure to our liquidity and capital resources disclosures funding requirements.
We have included a revision of our Critical Accounting Policies on page 51 of the Form 10-K, as an example of our future revised disclosures.
PENSION BENEFITS. We sponsor four defined benefit pension plans in various forms for employees who meet eligibility requirements, which are accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132 (R).” These standards require that we make ~~Several~~ assumptions and use statistical variables ~~are used~~ in actuarial models to calculate our pension obligations and the related periodic pension expense ~~and liability related to the various plans~~. The most significant assumptions are ~~We determine the assumptions about~~ the discount rate and the expected rate of return on plan assets. Additional assumptions include ~~and~~ the future rate of compensation increases, which is based on historical plan data and ~~The actuarial models also use~~ assumptions on demographic factors such as retirement, mortality and turnover. Depending on the assumptions selected, pension expense could vary significantly and could have a material effect on reported earnings. The assumptions used can also materially affect the measurement of benefit obligations.
The discount rate is used to estimate the present value of projected future pension payments to all participants. The discount rate is generally based on the yield on AAA/AA-rated corporate long-term bonds. At the end of each year, the discount rate is determined using bond yield curve models matched with the timing of expected retirement plan payments. Our discount rate assumption was 7.25 percent as of September 30, 2008. Holding all other assumptions constant, a hypothetical increase or decrease of 25 basis points in the discount rate assumption would have increased or decreased annual pension expense by approximately $300.
The expected long-term rate of return on plan assets represents the average rate of earnings expected on the plan funds invested in a specific target asset allocation. The expected long-term rate of return assumption on pension plan assets was 8.00 percent in 2008. Holding all other assumptions constant, a hypothetical 25 basis point increase or decrease in the assumed long-term rate of return would increase or decrease annual pension expense by approximately $100.
We have included a revision of our Liquidity and Capital Resources discussion on page 49 of the Form 10-K, as an example of our future revised disclosures. The new subheading “PENSION BENEFITS” will

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

be inserted following the discussion under the subheading “ENVIRONMENTAL REMEDIATION — AMPAC HENERSON SITE”.
PENSION BENEFITS. We maintain three defined benefit pension plans which cover substantially all of our U.S. employees, excluding employees of our Aerospace Equipment segment: the Amended and Restated American Pacific Corporation Defined Benefit Pension Plan, the Ampac Fine Chemicals LLC Pension Plan for Salaried Employees (the “AFC Salaried Plan”), and the Ampac Fine Chemicals LLC Pension Plan for Bargaining Unit Employees (the “AFC Bargaining Plan”). Collectively, these three plans are referred to as the “Pension Plans”. The AFC Salaried Plan and the AFC Bargaining Plan were established in connection with our acquisition of the AFC Business and include the assumed liabilities for pension benefits to existing employees at the acquisition date. Pension Plan benefits are paid based on an average of earnings, retirement age, and length of service, among other factors.
As of September 30, 2008, the Pension Plans had an unfunded benefit obligation of $9,840. For the years ended September 30, 2008 and 2007, we made contributions to the Pension Plans in the amounts of $3,011 and $2,705, respectively. We anticipate making minimum Pension Plan contributions in the amount of $2,941 during the year ending September 30, 2009. We are required to make minimum contributions to our Pension Plans pursuant to the minimum funding requirements of the Internal Revenue Code of 1986, as amended, and the Employee Retirement Income Security Act of 1974, as amended. In accordance with federal requirements, our minimum funding obligations are determined annual based on a measurement date of September 30. The fair value of Pension Plan assets is a key factor in determining our minimum funding obligations. Holding all other variables constant, a 10% decline in asset value as of September 30, 2008 would have increased our minimum funding obligations for the year ending September 30, 2009 by approximately $500.
In addition, we have the American Pacific Corporation Supplemental Executive Retirement Plan (the “SERP”) that, as of September 30, 2008, includes four executive officers and one former executive officer. The SERP is an unfunded plan and as of September 30, 2008, the SERP obligation was $5,979. For the years ended September 30, 2008 and 2007, we paid retirement benefits of $126 in each year. We anticipate paying retirement benefits in the amount of $126 during the year ending September 30, 2009. Payments for retirement benefits should increase in future years when each of the four active participants retires. The future increase in retirement benefits will be determined based on certain variables including each participating individual’s actual retirement date, rate of compensation and years of service.

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

Financial Statements
Notes to the Financial Statements
Note 1. Summary of Significant Accounting Policies, page F-7
General
Comment 9.
Your disclosures on page 40 and 41 indicate that depreciation and amortization expense is included in your cost of revenues and operating expenses line items. Please disclose in a footnote each line item(s) in which you include depreciation and amortization as well as the corresponding amounts included in each line item for each period presented.
Response 9.
In future filings, we will disclose in a footnote to our financial statements each line item(s) in which we include depreciation and amortization as well as the corresponding amounts included in each line item for each period presented. We have included a revision of “Property, Plant and Equipment” and “Intangible Assets” sections of Note 1, Summary of Significant Accounting Policies, on page F-9 of our Form 10-K as an example of our future revised disclosures.
Property, Plant and Equipment. Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated productive lives of the assets of 3 to 15 years for machinery and equipment and 30 years for buildings. Leasehold improvements are depreciated over the shorter of the estimated productive life of 7 to 9 years or the term of the lease. Depreciation expense of $13,168, $13,800, and $10,963 was classified as cost of revenues in our consolidated statements of operations for the years ended September 30, 2008, 2007, and 2006, respectively. Depreciation expense of $532, $523, and $562 was classified as operating expenses in our consolidated statements of operations for the years ended September 30, 2008, 2007, and 2006, respectively.
Intangible Assets. Intangible assets are recorded at cost and are amortized using the straight-line method over their estimated period of benefit of 1 to 10 years. Amortization expense of $1,517, $3,900, and $3,900 was classified as cost of revenues in our consolidated statements of operations for the years ended September 30, 2008, 2007, and 2006, respectively. Amortization expense of $1,237, $1,238, and $4,756 was classified as operating expenses in our consolidated statements of operations for the years ended September 30, 2008, 2007, and 2006, respectively.
We evaluate the recoverability of intangible assets periodically and take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. All of our intangible assets are subject to amortization. No impairments of intangible assets have been recorded during any of the years presented.

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

Revenue Recognition, page F-7
Comment 10.
Some of your perchlorate and fine chemicals products customers have requested that you store materials purchased from you in your facilities. Given that you disclose that almost all of your products sold by your fine chemicals segment are subject to customer acceptance periods, please disclose what consideration you give to the customer acceptance terms in determining when to record revenue related to your bill and hold transactions. Please also provide us with a comprehensive explanation of your consideration of each of the criteria and factor listed in SAB Topic 13:A.3.a. in determining when you should recognize revenue related to these bill and hold transactions. Please also disclose the dollar amounts of bill and hold transactions stored at your facilities as of each balance sheet date and the length of time these products are typically held by you before being shipped.
Response 10.
Regarding the Staff’s comment about customer acceptance periods:
Contractually negotiated acceptance periods are contained in the majority of our fine chemicals customer agreements under both standard revenue and bill and hold arrangements. Our customer acceptance periods range from five to twenty days. During the acceptance period, the customer can reject materials based on quality issues identified with the product, as defined in the applicable agreement. For standard revenue arrangements these acceptance periods begin once shipment or delivery of product has occurred based on contractually negotiation shipping terms (e.g., FCA shipping point). For bill and hold revenue arrangements, the acceptance period begins when the product is complete (including testing), available for delivery and the customer has received a certificate of analysis and compliance. A certificate of analysis and compliance is provided to ensure the product is in compliance with quality standards as defined in the applicable agreement. In all such arrangements that contain acceptance periods, the customer may, during the acceptance period, reject materials that are not in compliance with specifications Revenue is only recorded once the acceptance period lapses without customer rejection or once formal customer acceptance occurs. Contractually negotiated customer acceptance periods are not uncommon in this industry due to regulatory requirements, the high level of specialization and quality requirements for these materials.
In future filings, we will revise our disclosure to reflect the information requested by the Staff. We have included a revision of Note 1, Summary of Significant Accounting Policies — Revenue Recognition, as an example of our future revised disclosures.
Revenue Recognition. Revenues from our Specialty Chemicals segment, Fine Chemicals segment, and Other Businesses segment are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, title passes, the price is fixed or determinable and collectability is reasonably assured. Almost all products sold by our Fine Chemicals segment are subject to customer acceptance periods. Specifically, these customers have contractually negotiated

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

acceptance periods from the time they receive the certificates of analysis and compliance (“Certificates”) to reject the material based on issues with the quality of the product, as defined in the applicable agreement. At times we receive payment in advance of customer acceptance. If we receive payment in advance of customer acceptance, we record deferred revenues and deferred costs of revenue upon delivery of the product and recognize revenues in the period when the acceptance period lapses or the customer’s acceptance has occurred.
Some of our perchlorate and fine chemicals products customers have requested that we store materials purchased from us in our facilities (“Bill and Hold” transactions or arrangements). We recognize revenue prior to shipment of these Bill and Hold transactions when we have satisfied the criteria of Staff Accounting Bulletin No. 101 “Revenue Recognition in the Financial Statements”, as amended by Staff Accounting Bulletin No. 104, “Revenue Recognition”, which include the point at which title and risk of ownership transfer to our customers. These customers have specifically requested in writing, pursuant to a contract, that we invoice for the finished product and hold the finished product until a later date. For our Bill and Hold arrangements that contain customer acceptance periods, we record deferred revenues and deferred costs of revenues when such products are available for delivery and Certificates have been delivered to the customers. We recognize revenue on our Bill and Hold transactions in the period when the acceptance period lapses or the customer’s acceptance has occurred. The sales value of inventory, subject to Bill and Hold arrangements, at our facilities was $29,022 and $49,868 as of September 30, 2008 and 2007, respectively.
Regarding the Staff’s comment about bill and hold criteria, our responses are specific to the customers of our Specialty Chemicals segment and Fine Chemicals segment and, accordingly, we have presented separate responses for each segment below.
Specialty Chemicals Segment:
The Staff previously issued to us a comment letter dated February 15, 2005 requesting information regarding the appropriateness of our recognition of revenue related to our bill and hold transactions involving our ammonium perchlorate (“AP”) product. We responded to the Staff’s comment letter pursuant to a letter dated March 25, 2005. There have been no changes in our AP business, customer base or contract terms that would impact our ability to recognize revenue under such bill and hold arrangements since the time of our response to the Staff’s February 15, 2005 letter. Consequently, below please find the pertinent text from our March 25, 2005 letter, updated with minor changes with respect to current business conditions, as it relates to our AP bill and hold transactions and the appropriateness of revenue recognition.
Two of our aerospace customers (Alliant Techsystems, Inc. and GenCorp Inc.) purchase ammonium perchlorate (“AP”) from us for several classified and unclassified NASA and Department of Defense programs. AP is a bulky and potentially volatile product. It is manufactured by us on site and is transported to our customers in special purpose storage and transportation bins owned by our customers

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

and provided to us. Our customers have limited supplies of these bins and when AP is ordered under our contracts and bins are not available we store AP in our own temporary storage containers.
Our AP customers work in close coordination with NASA and DOD program offices. These governmental agencies are concerned about maintaining a strong solid rocket motor capability. AP is the primary raw material in the formation of a solid rocket motor. As a result, these AP customers are frequently given guidance from these governmental agencies as to the amount of AP that should be ordered from us in order to insure that a strong solid rocket infrastructure is maintained
We manufacture AP against orders from our customers. AP is manufactured to order because there are differences in the formulation of AP that are specific and unique for each customer and end use the customer intends. Certain of our contracts with our AP customers contain “bill in place” provisions that authorize us to invoice and store AP product after the material is processed through intermediate cross-blending and loaded into containers. We recognize revenue from our AP customers at the time of invoicing. Under the terms of our contracts our performance obligations to our customers, other than transferring product to our customers’ containers in situations where we have stored the product in our own containers, are completed at the time the material is processed through intermediate cross-blending and loaded into containers. Our customers are responsible for arranging shipping of filled containers of AP from our facility.
We believe that our approach to revenue recognition for these Bill and Hold transactions is appropriate when analyzed under the factors and considerations described in SAB Topic 13:A (3) (a) — Bill and hold arrangements.
     1. The risks of ownership must have been passed to the buyer. Our contracts require payment of a fixed price for specified quantities of AP. Our customers bear all of the risk (or benefit) in the event of a decline (or increase) in the market value of AP. Under our contracts and applicable federal procurement law and regulations (including FAR52.245-2 (May 2004) and FAR 52.245-1 (June 2007)), legal title has passed to these Bill and Hold customers at the time the material is processed through intermediate cross-blending and loaded into containers.
     2. The customer must have made a fixed commitment to purchase the goods, preferably in written documentation. Both of our AP customers are parties to written supply contracts. Individual orders to purchase AP are made pursuant to written purchase orders evidencing the obligation of our customers to purchase specified quantities of AP.
     3. The buyer, not the seller, must request that the transaction be on a bill and hold basis. The buyer must have a substantial business purpose for ordering the goods on a bill and hold basis. Our written supply contracts require us to store processed AP at our facility at the request of our customers. The business purposes of our customers for ordering AP on a bill and hold basis, as discussed above, include: limitations in the number of containers available in which to store and transport AP; practical restrictions on our customers’ ability to store potentially hazardous AP at their own locations in contrast to our ability to do so at our locations; and the perceived national defense and aerospace interest in

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

maintaining the AP supply infrastructure in place to ensure the continued availability of rocket fuel for these purposes.
     4. There must be a fixed schedule for deliver of the goods. The date for delivery must be reasonable and must be consistent with the buyer’s business purpose (e.g., storage periods are customary in the industry). For recent fiscal years, the customer purchase orders specify the deliver date for the material. For Space Shuttle material manufactured in fiscal year 2006 and certain prior years, certain of the delivery dates indicated in the purchase orders were delayed due to the temporary suspension of Space Shuttle launches. Despite the suspension of the Space Shuttle launches, our customers continued to manufacture solid rocket fuel motors in accordance with their government prime contracts to support future missions. These customers have a schedule for the production of solid rocket motors which requires them to arrange the purchase of AP manufactured and sold to them from our site. The AP is produced for specific flight sets and is based upon the unique specifications for the customer. The order cannot be substituted our utilized by any other customer. Therefore, although a delivery date may be delayed because of a change in the Space Shuttle program schedule, ultimately, the product produced and billed by invoice will be used for the specific flight set for which it was produced.
     5. The seller must not have retained any specific performance obligations such that the earning process is not complete. By contract, the AP is transported in special-purpose storage and transportation bins owned by our customers and provided to us. After the AP is processed through intermediate cross-blending, if a customer-provided bin is available, the AP is transferred immediately into the customer-provided bin and all specific performance obligations have been met. If a customer-provided bin is not available, the AP is transferred into a temporary storage bin until the customer-provided bin arrives. The cost of transferring the AP from the temporary storage bin to the customer-provided bin is relatively minor, representing 5% or less of the total manufactured cost of the AP.
In the cases when the AP is transferred from the temporary storage bin to the customer-provided bin, we believe that 95% completion meets the definition of “substantially complete,” as defined in SAB 101. We have demonstrated a history of completing this task in a timely manner and have reliably estimated the remaining costs, which are accrued when the revenue is recorded.
     6. The ordered goods must have been segregated from the seller’s inventory and not be subject to being used to fill other orders. As noted above, AP is produced to each customer’s specifications and is not suitable for use by any other customer or any other product for that customer. When processing of AP is completed, it is tracked by batch number and inventory schedule and physically segregated from our other products, either in storage bins provided by a particular customer or in temporary containers that are clearly labeled as containing AP processed for a certain customer.
     7. The product must be complete and ready for shipment. After the AP is processed through intermediate cross-blending and loaded into containers, the AP is ready for shipment and, in accordance with our sales contracts, we invoice our customers and record the related revenue.
In addition to our analysis of these factors, we note the following with respect to certain considerations described in SAB Topic 13:A(3)(a).

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

      1. The date by which the seller expects payment, and whether the seller has modified its normal billing and credit terms for this buyer. Under the terms of our supply agreements with our two AP customers, we invoice for product upon completion of intermediate cross-blending and packaging into supersacks and/or bins. Payment is due under the contracts within 30 days of receipt of the invoice, regardless of whether the product is shipped immediately or held on behalf of the purchaser for future shipment.
      2. The seller’s past experiences with and pattern of bill and hold transactions. Because AP is a hazardous substance that can be considered difficult to store, our customers have engaged in bill and hold transactions for virtually decades.
      3. Whether the buyer has the expected risk of loss in the event of a decline in the market value of goods. Our supply contracts contain long term pricing provisions that set the price of our AP product. Our customers have no ability to receive any refund, rebate, price concession or other consideration with respect to any change in the value or market price of AP that has been ordered by them and invoiced by us.
      4. Whether the seller’s custodial risks are insurable and insured. Under our contracts and applicable federal procurement law and regulations (including FAR52.245-2 (May 2004) and FAR 52-245-1 (June 2007)), legal title and the risk of loss has passed to our Bill and Hold customers at the time the material is processed through intermediate cross-blending and loaded into containers. We carry insurance for our custodial risk.
      5. Whether extended procedures are necessary in order to assure that there are no exceptions to the buyer’s commitment to accept and pay for the goods sold (i.e., that the business reasons for the bill and hold have not introduced a contingency to the buyer’s commitment). We manufacture and store AP at our facility against purchase orders placed by our customers. Each purchase order constitutes a firm contract to purchase a specified amount of AP formulated in a certain manner at a specified price. No outside agreements, side letters or other considerations have any impact on the process of manufacturing, storing, invoicing and recognizing revenue from the sale of AP.
           For the reasons stated above, we believe that our bill and hold policy satisfied the requirements of SAB Topic 13: A(3) (a) and that our revenue in this area is properly accounted for.
Fine Chemicals Segment:
On November 30, 2005, and subsequent to the Staff’s prior comment letter and our response regarding our AP product, we acquired our wholly-owned subsidiary AMPAC Fine Chemicals LLC (“AFC”), which is reported as our Fine Chemicals segment. The following narrative responds to bill and hold criteria as they relate to AFC.
AFC is a custom manufacturer of active pharmaceutical ingredients (“API”). APIs are highly specialized chemical compounds, each unique to a specific regulatory approved drug. We produce APIs for patent

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

protected drugs (not generics) and the patents or proprietary rights for each compound are owned by our customers. AFC’s role is to produce the customer-specified compound or molecule at large scale.
Two of AFC’s customers purchase APIs from AFC on a bill and hold basis for use in certain drugs that these companies produce. With respect to one of these customers, AFC is the exclusive manufacturer of a highly-toxic API, a compound proprietary to the customer. In the case of the other customer, AFC is one of two suppliers who manufacture the hazardous API, also a compound owned by the customer. AFC does not produce the APIs for either of these customers until the customer issues a firm written purchase order.
We believe that our approach to revenue recognition for our fine chemicals bill and hold transactions are appropriate when analyzed under the factors and considerations described in SAB Topic 13:A(3)(a) — Bill and hold arrangements.
      1. The risks of ownership must have passed to the buyer. Our customer purchase orders and contracts are fixed price for specified quantities of product. Our customers bear all of the risk (or benefit) in the event of a decline (or increase) in the market value of products. Our fine chemicals customers have contractually negotiated acceptance periods from receipt of the certificates of analysis and compliance to reject the material based on issues with the quality of the product, as defined in the applicable customer agreement. Per the applicable contractual terms, title passes to the customers upon delivery, which occurs prior to lapse of the acceptance period. For bill and hold materials, delivery occurs when the product is placed into storage. As such, under our Fine Chemicals segment contracts, risk of loss and legal title passes to bill and hold customers when such products are complete (including testing), packaged and have been placed in storage, are available for delivery and either the customer has formally accepted each lot of material before expiration of the acceptance period or the customer does not formally reject a lot of material before expiration of the acceptance period. Additionally, these customers are responsible for maintaining insurance coverage for accepted product that is being stored at AFC’s facility.
      2. The customer must have made a fixed commitment to purchase the goods, preferably in written documentation. Both of our fine chemicals customers are party to written supply contracts. Individual orders to purchase products are made pursuant to written purchase orders evidencing the obligation of our customers to purchase specified quantities of product. The written purchase orders direct AFC to “produce, invoice and hold materials”.
      3. The buyer, not the seller, must request that the transaction be on a bill and hold basis. The buyer must have a substantial business purpose for ordering the goods on a bill and hold basis. Our written supply contracts require us to store manufactured products at our facilities at the request of our customers. The business purposes of our fine chemicals customers for ordering products on a bill and hold basis include: practical restrictions on our customers’ ability to store hazardous materials at their own locations in contrast to our ability to do so at our locations; customer requirements for minimum amounts of products in storage to meet advance production runs; and storage while customers arrange for shipment to entities that perform formulation and encapsulation services for certain fine chemical products.

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

      4. There must be a fixed schedule for delivery of the goods. The date for delivery must be reasonable and must be consistent with the buyer’s business purpose (e.g., storage periods are customary in the industry). Our fine chemicals customers issue written purchase orders that include estimated delivery dates. Customers will provide written notice of actual delivery dates prior to shipment within an applicable maximum period. While there are initially only estimated delivery dates included in the purchase orders, we believe there are valid business reasons for the use of estimated delivery dates such as the following: the customer does not have warehousing that can safely store materials at their facilities, the customer need to store a “safety stock” as pharmaceutical companies cannot run the risk of a shortage of ingredients needed to produce a particular drug and our facility is one of only a few facilities that can safely store such toxic material. In addition, we are barred by contract from selling these materials to another customer; we do not begin production until these customers issue a firm written purchase order; and we are not obligated to store any materials over specified maximum periods. The customers pay storage fees for product held at our facilities.
In evaluating this criterion, we also considered the unique circumstances that apply to hazardous materials held at our customers’ request. These materials are held at our site because we are better equipped to store dangerous materials than our customers, and are compensated for this storage service. Retaining the materials on site in no way implies that we may accept a return or provide a refund. The normal risk associated with the absence of a fixed delivery schedule is the possible inference that the goods may be returned, which is clearly not present in our circumstance. Explicit provisions exist in our contracts stating that, if delivery is not ultimately taken by the customer because the customer does not need the goods, the inventory is to be destroyed at the customer’s expense (not returned to us). We have had a few such occasions in past years where a customer has requested destruction (due to the toxic nature of the goods) and we have in fact destroyed such inventory without providing any refund. The customer also paid for the costs associated with destroying and disposing of the material. We have had no instance of accepting a return or providing a refund after recognizing revenue for a bill and hold sale. As such, it is clear from the facts and circumstances that the customer is the permanent owner of the goods at the sale date, and will either take physical delivery or, on rare occasions, the inventory will be destroyed at the customer’s request and expense with no refund.
Bill and hold arrangements are not unique in the pharmaceutical fine chemical industry and we have longstanding relationships with our customers that purchase product under bill and hold arrangements.
      5. The seller must not have retained any specific performance obligations such that the earning process is not complete. Fine chemical products are stored in the same packaging in which they will ultimately be shipped. No additional work is required between the time production is completed and when customers request shipment of products. Our costs to store products are minimal, customers pay for storage costs and the customers insure products in temporary storage.
      6. The ordered goods must have been segregated from the seller’s inventory and not be subject to being used to fill other orders. Fine chemical products are stored in the same packaging in which they will ultimately be shipped. No additional work is required. Fine chemical products are proprietary compounds owned by the customers and we are barred by contract from selling these products to any

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

other customers. Fine chemical bill and hold products are tracked by batch/lot number on an inventory schedule and are physically segregated from our other products in our storage facility.
      7. The product must be complete and ready for shipment. Once our fine chemical bill and hold products are produced, the final products are stored in packaging that they will ultimately be shipped in. Certificates are issued for all products we make, including those under bill and hold arrangements. Revenue is not recorded until the customers either formally accept each lot of material before expiration of the acceptance period or the customer does not formally reject a lot of material before expiration of the acceptance period. When customers provide us with specific shipping instructions for a lot of materials, the related drums are shipped directly to a location designated by a customer without intervening steps.
In addition to our analysis of these factors, we note the following with respect to certain considerations described in SAB Topic 13:A(3)(a).
      1. The date by which the seller expects payment and whether the seller has modified its normal billing and credit terms for this buyer. Under the terms of our supply agreements with our fine chemical customers, payment is due under the contracts typically 30 days from submission of the invoice, regardless of whether the product is shipped immediately or held on behalf of the customer for future shipment. There have been no modifications to contractual payment terms either in writing or verbally with our customers and there has been no history of non-payment.
      2. The seller’s past experiences with and pattern of bill and hold transactions. As noted above, our fine chemical products are hazardous substances that are difficult to handle and store. In addition, our customers’ business practices necessitate that they engage in bill and hold arrangements. These business practices, as noted above, include: the need for a “safety stock” of materials as pharmaceutical companies cannot run the risk of a shortage of ingredients needed to produce a particular drug; and storage while customers arrange for shipment to entities that perform formulation and encapsulation services for certain fine chemical products. Our customers have been engaging in bill and hold arrangements, which are commonplace in the pharmaceutical fine chemicals industry as a whole, for a long period of time. Our relationship with one customer, which includes bill and hold terms, dates back to the late 1990s. For the second customer, our relationship, including the bill and hold terms, dates back to 2002. We have had no material collection issues with our customers. Importantly, there has been no past instance where we recognized revenue for a bill and hold sale and later accepted a return or provided a refund with respect to such product.
      3. Whether the buyer has the expected risk of loss in the event of a decline in the market value of goods. For our fine chemical products title and risk of loss pass to customers when products have been completed (including testing), packaged and placed into storage and either the customer has formally accepted products before the expiration of the acceptance period or the customer has not formally rejected the product before the expiration of the acceptance period. Pricing is contractually fixed and not subject to change from declines in market value of the product. Thereafter, any decline in market value of the products is borne by the customer.

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

      4. Whether the seller’s custodial risks are insurable and insured. Our fine chemical customers maintain insurance for all products that have been manufactured by us and are being held in storage at our facilities. Our customers also maintain insurance for other customer owned inventory held at our facilities, which includes raw materials, equipment and processing aids.
      5. Whether extended procedures are necessary in order to assure that there are no exceptions to the buyer’s commitment to accept and pay for the goods sold (i.e., that the business reasons for the bill and hold have not introduced a contingency to the buyer’s commitment). We manufacture and store products at our facility against firm, written purchase orders issued by our customers. Each purchase order constitutes a firm contract to purchase a specified amount of product formulated in a certain manner at a specified price. No outside agreements, side letters or other considerations have any impact on the process of manufacturing, storing, invoicing and recognizing revenue from the sale of our fine chemical products.
For the reasons stated above, we believe that our bill and hold policy for our Fine Chemicals segment satisfies the requirements of SAB Topic 13:A(3)(a) and that our revenue recognition is appropriate.
Comment 11.
Please disclose your accounting policy related to pre-contract costs. In doing so, please disclose whether or not pre-contract costs related to unsuccessful contract bids are written off in the period you are informed you did not get the specific contract. If not, please disclose why not and discuss when they are expensed and your basis for that alternative treatment.
Response 11.
Our practice is not to incur pre-contract costs. On one occasion within the past three fiscal years, we authorized our Aerospace Equipment segment to incur pre-contract costs for long lead materials amounting to $131. These costs were incurred and the contract awarded was within the same quarterly period. As such, our balance sheets have not included capitalized pre-contract costs. We will revise our disclosure to clarify our practice. We have included a revision of the “Revenue Recognition” section of Note 1, Summary of Significant Accounting Policies, on page F-7 of our Form 10-K as an example of our future revised disclosures.
Revenues from our Aerospace Equipment segment are derived from contracts that are accounted for in conformity with the American Institute of Certified Public Accountants (“AICPA”) audit and accounting guide, “Audits of Federal Government Contracts” and the AICPA’s Statement of Position No. 81-1, “Accounting for Performance of Construction-Type and Certain Production Type Contracts.” We account for these contracts using the percentage-of-completion method and measure progress on a cost-to-cost basis. Contract revenues include change orders and claims when approved by the customer. The percentage-of-completion method recognizes revenue as work on a contract progresses. Revenues are calculated based on the percentage of total costs incurred in relation to total estimated costs at completion of the contract. For fixed-price and fixed-price-incentive contracts, if at

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

any time expected costs exceed the value of the contract, the loss is recognized immediately. We do not incur material pre-contract costs.
Comment 12.
Please disclose your accounting policy related to claims and change orders. See paragraphs 61 through 65 of SOP 81-1.
Response 12.
In future filings, we will revise our disclosure to reflect the information requested by the Staff. Please refer to the revision of Note 1, Summary of Significant Accounting Policies, of our Form 10-K included in Response 11, as an example of our future revised disclosures.
Comment 13.
Please disclose whether the unapproved change order/claim amounts included in your determination of revenue include a profit component. If so, please disclose how this component amount is determined and why you believe the inclusion of the profit component is appropriate under the circumstances.
Response 13.
Unapproved change order/claim amounts are not included in our determination of revenue. Please refer to the revision of Note 1, Summary of Significant Accounting Policies, of our Form 10-K included in Response 11, as an example of our future revised disclosures.
Inventories, page F-9
Comment 14.
Please provide the disclosures required by Rule 5-02.6 of Regulation S-X, which should include the method(s) used to determine cost for all of your inventories. If you use different inventory methods, please disclose which types of inventory you use each method for. Please disclose whether you use different methods for any similar types of inventory. If so, please disclose your basis for doing this.
Response 14.
We use the same method to determine cost for inventories for each of our reportable business segments. We have no costs in inventories that are associated with long-term contracts or programs. We believe that our historical disclosure has been consistent with our existing methodology, except that our description of raw materials cost in the Form 10-K was inadvertently limited to only our Specialty Chemicals segment. In future filings, we will revise our disclosure accordingly as well as include certain additional clarifying disclosure. We have included a revision of the “Inventories” section of Note 1, Summary of Significant Accounting Policies, on page F-9 of our Form 10-K as an example of our future revised disclosures.

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

Inventories. Inventories are stated at the lower of cost or market. Costs are removed from inventories using the average-cost method. Inventoried costs include materials, labor and manufacturing overhead. Inventoried costs also include certain overhead parts and supplies. General and administrative costs are expensed as incurred. Raw materials costs ~~of the Specialty Chemicals segment inventories is~~ are determined on a moving average basis. We expense the cost of inventories which are considered to be excess because on-hand inventory quantities exceed our estimates of future demand.
Comment 15.
Please disclose the nature of the deferred cost of revenues which are included as a component of inventories.
Response 15.
In future filings, we will disclose the nature of the deferred cost of revenues which are included as a component of inventories. We have included as addition to Note 1, Summary of Significant Accounting Policies, of our Form 10-K as an example of our future revised disclosures.
Deferred Revenues and Deferred Cost of Revenues. Deferred revenues represent payments received from customers for products that have not met all revenue recognition requirements. Deferred costs of revenues, which is a component of inventories, includes the cost of inventory that is directly associated with deferred revenues. Deferred revenues and deferred costs of revenues are recognized when all elements of the revenue recognition process have been met.
Note 9. Income Taxes, page F-20
Comment 16.
Please address each of the following points in your disclosures:
•	Please provide a comprehensive discussion of the nature of the positive and negative evidence that you consider, how that evidence was weighted, and how you rely upon that evidence in determining whether to record a valuation allowance pursuant to paragraphs 17 through 25 of SFAS 109. You should discuss the significant estimates and assumptions used in your analysis. You should also discuss how you determine the amount of the valuation allowance to record;
•	Please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets;
•	Please include an explanation of the anticipated future trends included in your projections of future taxable income. Confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in any assessment of your tangible and intangible assets for impairment; and

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

•	Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.
Response 16.
We confirm to the Staff that that the anticipated future trends included in our assessment of the realizability of our deferred tax assets are the same anticipated future trends used in any assessment of our tangible and intangible assets for impairment. More specifically, the basic element of these analyses is our rolling five year strategic plan which is updated annually and our annual budget (collectively, “Forecasts”). Our Forecasts are prepared by divisional and executive management on an entity by entity basis. Detailed consideration is given to market conditions, product lines, profit margins and cash flow.
We have considered the Staff’s request to include further disclosure within our income tax footnote on page F-20 of the Form 10-K. We will comply with the disclosure request, but believe that the additional disclosures are more appropriately presented within our critical accounting policies.
We have included a revision of our Critical Accounting Policies on page 52 of the Form 10-K, as an example of our future revised disclosures.
INCOME TAXES. We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured, separately for each tax-paying entity in each tax jurisdiction, using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. ~~Taxes on income of the Company’s foreign subsidiary are provided at the tax rate applicable to the tax jurisdiction in which it is located.~~
When measuring deferred tax assets, we assess whether a valuation allowance should be established. A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The assessment of valuation allowance requirements, if any, involves significant estimates regarding the timing and amount of reversal of taxable temporary differences, future taxable income and the implementation of tax planning strategies. We rely on deferred tax liabilities in our assessment of the realizability of deferred tax assets if the temporary timing difference is anticipated to reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets. We weigh both positive and negative evidence in determining whether it is more likely than not that a valuation allowance is required.
As of September 30, 2008, recovery of our U.S. jurisdiction deferred tax assets, net of applicable deferred tax liabilities, requires that we generate approximately $49,000 in taxable income in periods ranging from one to 43 years in the future. To determine whether a valuation allowance is required,

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

we project our future taxable income. The projections require us to make assumptions regarding our product revenues, gross margins and operating expenses.
For our U.S. tax jurisdictions, the most significant positive evidence is our historical trend of profitable operations and our forecast that such trend will continue in future periods when temporary differences are anticipated to reverse. Positive evidence also includes the lack of reliance on success in implementing tax planning strategies, utilization of short carry-back periods or appreciated asset values. Further, we do not have a history of tax credits expiring unused. For foreign tax jurisdictions, the most compelling negative evidence is a history of unprofitable operations. Accordingly, we have fully reserved our foreign deferred tax assets.
Note 11. Commitments and Contingencies
Operating Leases, page F-25
Comment 17.
Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term; the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be included in your minimum lease payments.
Response 17.
In future filings, we will revise our disclosure to reflect the information requested by the Staff. We have included a revision of the “Operating Leases” section of Note 11, Commitments and Contingencies, on page F-25 of our Form 10-K as an example of our future revised disclosures.
Operating Leases. We lease our corporate offices and production facilities for our Aerospace Equipment segment under operating leases with lease periods extending through 2018. Certain of our operating leases contain step rent provisions and escalation clauses and also provide for cash allowances toward the funding of capital improvements. Our minimum lease payments include these considerations. Total rental expense under operating leases was $1,574, $1,117 and $981, for the years ended September 30, 2008, 2007, and 2006, respectively.
Minimum lease payments are recognized as rental expense on a straight-line basis over the minimum lease term. Estimated future minimum lease payments under operating leases as of September 30, 2008, are as follows:

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

Years ending September 30:
2009	$1,679
2010	1,386
2011	1,364
2012	1,377
2013	1,284
Thereafter	5,737

Total	$12,827

FORM 10-Q FOR THE QUARTER ENDED DECEMBER 31, 2008
General
Comment 18.
Please address the above comments in your interim filings as well.
Response 18.
In future filings, we will revise our disclosure to reflect the information requested by the Staff to the extent the above disclosures are otherwise called for in our quarterly reports on Form 10-Q or other applicable interim filings.
Financial Statements
Notes to Financial Statements
Note 8. Commitments to Contingencies
Environmental Matters, page 12
Review of Perchlorate Toxicity by the EPA, page 12
Comment 19.
Certain states have conducted risk assessments and have set preliminary perchlorate levels from 1 to 14 ppb. The EPA established an interim health advisory of 15 ppb following the end of the comment period on EPA’s October 2008 determination. The outcome of the federal EPA action, as well as any similar state regulatory action, will influence the number, if any, of potential sites that may be subject to remediation action. Please expand your disclosure to clarify what impact these recent developments, including the preliminary perchlorate levels set by certain states and the EPA’s interim health advisory, have had on your assessment of the risk of loss and whether any amounts should be accrued. You should also provide the disclosures required by paragraphs 9 and 10 of SFAS 5, as applicable.

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

Response 19.
In response to the Staff’s comment and request, the Company notes that, for several years, the Company has followed a disclosure practice of providing a chronological summary of the regulatory review of perchlorate as a contaminant. After considering the Staff’s request, we have concluded that this chronological style of disclosure may inadvertently suggest that each event in the chronology has the possibility to have a material effect on our results of operations, financial position or business practices. However, the disclosure included in the section of the footnote entitled “Review of Perchlorate Toxicity by the EPA” was intended primarily to provide context for an understanding of the current treatment of perchlorate at the federal and state level. It also was intended to provide context for the Company’s subsequent disclosures in the footnote regarding the Company’s remediation activities. The Company does not believe that recent developments, including the preliminary perchlorate levels set by certain states and the EPA’s interim health advisory, have changed the Company’s current assessment of risk of loss. Moreover, the Company does not believe that recent developments have established any basis for a change in the Company’s current environmental-related reserves, nor does the Company believe that any disclosure is required by paragraphs 9 and 10 of SFAS 5 as the Company believes neither paragraph is applicable in this context.
In future filings, the Company will revise its disclosure to clarify the regulatory review of perchlorates within the context applicable to the Company. We have included a revision of the “Review of Perchlorate Toxicity by the EPA” section of Note 8, Commitments and Contingencies, on page 12 of our Form 10-Q, now entitled “Regulatory Review of Perchlorates”, as an example of our future revised disclosures.
~~Review of Perchlorate Toxicity by the EPA. Perchlorate is not currently included in the list of hazardous substances compiled by the U.S. Environmental Protection Agency (the “EPA”), but it is on the EPA’s Contaminant Candidate List. The EPA has conducted a risk assessment relating to perchlorate, two drafts of which were subject to formal peer reviews held in 1999 and 2002. Following the 2002 peer review, the EPA perchlorate risk assessment together with other perchlorate related science was reviewed by the National Academy of Sciences (“NAS”). This NAS report was released on January 11, 2005. The recommendations contained in this NAS report indicate that human health is protected in drinking water with perchlorate at a level of 24.5 parts per billion (“ppb”). Certain states have also conducted risk assessments and have set preliminary levels from 1 — 14 ppb. The EPA has established a reference dose for perchlorate of         .0007 mg/kg/day which is equal to a drinking water equivalent level of 24.5 ppb. A decision as to whether or not to establish a minimum contaminate level is pending. The outcome of the federal EPA action, as well as any similar state regulatory action, will influence the number, if any, of potential sites that may be subject to remediation action. On October 10, 2008, the EPA announced a preliminary determination not to regulate perchlorate in drinking water at a national level. Following the end of the comment period on EPA’s October determination, the EPA established an interim health advisory of 15 ppb. The EPA also requested that the NAS provide a final review of the EPA’s science-based risk assessment.~~
Regulatory Review of Perchlorates. Our Specialty Chemicals segment manufactures and sells products that contain perchlorates. Federal and state regulators continue to review the effects of perchlorate, if any, on human health and the related allowable maximum level of contaminant from

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

perchlorate. While the presence of regulatory review presents general business risk to the Company, we are currently unaware of any contemplated regulatory action that would have a material effect on our results of operations and financial position or that would cause us to significantly modify or curtail our business practices, including our remediation activities discussed below.
Management’s Discussion and Analysis
Results of Operations
Revenues, page 24
Comment 20.
Given the 24% decrease in your fine chemicals revenues, please clearly quantify the portion of the net decrease due to a decline in revenues from anti-viral products as well as the offsetting increase related to your oncology and central nervous system products. The disclosures in your Form 10-K for the year ended September 30, 2008 indicate that you expect the fine chemicals segment revenues to decrease by 10% in fiscal 2009. Given the 24% decrease in the first quarter of 2009, please clarify in your disclosures whether you are expecting a more significant decrease than originally expected and the corresponding business reasons.
Response 20.
In future filings, we will revise our disclosure to reflect the information requested by the Staff. We have included a revision to the “Fine Chemicals” section of the Results of Operations discussion on page 24 of our Form 10-Q, as an example of our future revised disclosures.
Fine Chemicals. The decrease in Fine Chemicals segment revenues for the fiscal 2009 first quarter compared to the prior fiscal year period is due to a 48% decline in revenues from our anti-viral products offset partially by a 63% increase in revenues from our oncology and central nervous system products. These increases and decreases in revenues primarily reflect the timing of product production between the quarters in the fiscal years. Significant variances can occur on a product-by-product basis during a fiscal year because we do not produce all products in all quarterly periods. The timing of production is largely driven by customer requirements. In addition, the overall revenue decrease for our fiscal 2009 first quarter reflects the demand changes that we anticipate for our full fiscal 2009, as discussed further below.
Consistent with our prior disclosures, Fine Chemicals segment revenues are anticipated to decline approximately 10% in fiscal 2009, as compared to fiscal 2008, reflecting an approximately 85% reduction in volume for the anti-viral product that was our largest product in fiscal 2008. We recorded no revenues from this product during the fiscal 2009 first quarter. We believe the fiscal 2009 decline in volume for this product is due to our customer’s supply chain strategy and their desire to reduce their current levels of inventory. The decline in revenues from this product is expected to be only partially offset by increases in revenues from other existing products and new business.

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

Liquidity and Capital Resources, page 27
Comment 21.
You believe that your cash flows from operations, existing cash balances, and existing or future debt arrangements will be adequate for the foreseeable future to satisfy the needs of your operations on both a short-term and long-term basis. Please provide a comprehensive discussion of the significant changes in your sources and uses of cash from period to period and the impact of these changes or your liquidity and capital resources. In light of these changes, please also discuss how you determined that these sources of cash will still be sufficient to meet your cash and liquidity requirements on both a short-term and long-term basis. Please also disclose if you expect any alternative sources of funding to be available in the future. Your discussion should address the following items as well as any other significant changes:
•	Please address your consideration of the 16% decline in net cash provided by operating activities during the year ended September 30, 2008 compared to the year ended September 30, 2007 as well as the 62% decline in net cash provided by operating activities during the three months ended December 31, 2008 compared to the three months ended December 31, 2007; and
•	Please address your consideration of the decrease in revenues during the quarter ended September 30, 2008, the decrease in expected revenues for fiscal 2009, and the decrease in total backlog from December 31, 2008 to December 31, 2007.
Response 21.
The Company’s discussion of changes in sources and uses of cash from period to period and the impact of these changes on liquidity capital resources is bifurcated in our Form 10-Q. Generally, our liquidity related disclosures under the primary heading “Liquidity and Capital Resources” are under both subheadings “Cash Flows” and “Liquidity and Capital Resources”. Our disclosures under the subheading “Cash Flows” are intended to provide information regarding the specific period variances in cash, while disclosures under the subheading “Liquidity and Capital Resources” are intended to disclose our overall sources of liquidity and capital and anticipated changes in trends, if any.
Our customer orders and revenues are characterized by relatively few, individually significant transactions. It is not uncommon for a single sale transaction to generate revenue between $5,000 to $10,000. Cash flow from operating activities can vary in any given quarter based on whether these significant customer orders are produced, sold and collected in the same quarter or produced and sold in the current quarter and collected in the subsequent quarter.
Because variances of this nature are a normal part of our cash cycle, we included the following statement in the “Operating Activities” section of Liquidity and Capital Resources on page 27 of our Form 10-Q (and a similar statement appeared in the “Operating Activities” section of Liquidity and Capital Resources on page 44 of our Form 10-K):

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

We consider these working capital changes to be routine and within the normal production cycle of our products. The production of certain fine chemical products requires a length of time that exceeds one quarter. Therefore, in any given quarter, accounts receivable, work-in-progress inventory or deferred revenues can increase or decrease significantly. We expect that our working capital may vary normally by as much as $10,000 from quarter to quarter.
For the year ended September 30, 2008, cash flow from operating activities declined 16% or $$3,805, compared to the prior year, which is within our expected range of variance. In the “Operating Activities” section of Liquidity and Capital Resources at page 44 of the Form 10-K, we have provided detailed disclosure of each component that contributed to the year over year variance.
For the quarter ended December 30, 2008, cash flow from operating activities declined 62% or $11,269, compared to the prior year quarter. The decline includes $7,131 related to working capital, which is within our expected range and $4,859 related to lower profitability during the period. In the “Operating Activities” section of Liquidity and Capital Resources at page 27 of the Form 10-Q, we have provided detailed discussion of each component that contributed to the quarter over quarter variance.
In future filings, we will enhance our disclosure under the subheading “Liquidity and Capital Resources” to reflect the information requested by the Staff. We have included a revision of the Liquidity and Capital Resources section on page 28 of our Form 10-Q, as an example of our future revised disclosures.
As of December 31, 2008, we had cash of $25,308. Our primary source of working capital is cash flows from operations. In addition, we have available funds under our committed revolving credit line, which matures in February 2012. Our revolving line of credit ~~which~~ had availability of $18,042 as of December 31, 2008. Availability is computed as the total commitment of $20,000 less outstanding borrowings and outstanding letters of credit, if any. We believe that reductions in cash flow from operations during our fiscal 2009 first quarter reflect short-term timing and as such do not represent significant changes in our sources and uses of cash. Because our revenues, and related customer invoices and collections, are characterized by relatively few individually significant transactions, our working capital balances can vary normally by as much as $10,000 from period to period.
In addition, we may incur additional debt to fund capital projects, strategic initiatives or for other general corporate purposes, subject to our existing leverage, the value of our unencumbered assets and borrowing limitations imposed by our lenders. The availability of our cash inflows is affected by the timing, pricing and magnitude of orders for our products. From time to time, we may explore options to refinance our borrowings.
The timing of our cash outflows is affected by payments and expenses related to the manufacture of our products, capital projects, pension funding, interest on our debt obligations and environmental remediation or other contingencies, which may place demands on our short-term liquidity. Although we are not currently party to any material pending legal proceedings, we are from time to time subject to claims and lawsuits related to our business operations and we have incurred legal and other costs as a result of litigation and other contingencies. We may incur material legal and other costs associated

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

with the resolution of litigation and contingencies in future periods. If such costs are material, to the extent not covered by insurance, they would adversely affect our liquidity.
In contemplating the adequacy of our liquidity and available capital, we consider factors such as
•	Current results of operations, cash flows and backlog

•	Anticipated changes in operating trends, including aforementioned anticipated changes in revenues, and

•	Cash requirements related to our debt agreements, pension plans and remediation activities.
We do not currently anticipate that the factors noted above will have material affects on our ability to meet our future liquidity requirements. We continue to ~~currently~~  believe that our cash flows from operations, existing cash balances and existing or future debt arrangements will be adequate for the foreseeable future to satisfy the needs of our operations on both a short-term and long-term basis.
Comment 22.
Please disclose the expected amounts of future spending on capital expenditures, including whether the portions of the expected amounts are related to growth or maintenance.
Response 22.
In future filings, to the extent material, we will disclose the expected amounts of future spending on capital expenditures. We have included a revision of the “Investing Activities” section of Liquidity and Capital Resources on page 28 of our Form 10-Q, as an example of our future revised disclosures.
•	Capital expenditures increased by $309 in the fiscal 2009 first quarter as compared to the prior fiscal year first quarter.

For fiscal 2009, we anticipate spending approximately $13,000 for capital expenditures, with approximately two-thirds of that amount related to maintenance capital.

•	Cash used for acquisition of business reflects the purchase of AMPAC ISP Holdings for $7,132, net of cash acquired of $479.

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

DEFINITIVE PROXY STATEMENT FILED JANUARY 20, 2009
Executive Compensation, page 17
Comment 23.
We note the disclosure under Note 10 to your annual financial statements, as set forth in your Form 10-K. Please advise us as to why you have not provided the disclosure required by Item 402(h) of Regulation S-K.
Response 23.
In response to the Staff’s comment and request, the Company believes that it has met the disclosure requirements of Item 402(h) of Regulation S-K through its narrative disclosure in the “Retirement Benefits” section beginning on page 28 of the Proxy Statement and through the table titled “Pension Benefits (Fiscal 2008)” and footnotes thereto on page 31 of the Proxy Statement, footnote 2 of which refers the reader to Note 10 to the Company’s audited consolidated financial statements in the Form 10-K.
Compensation Discussion and Analysis, page 18
Benchmarking, page 19
Comment 24.
Please tell us and disclose how the elements of your compensation program, as discussed beginning on page 21, measure against the peer group.
Response 24.
The Corporate Governance Committee does not follow a formulaic approach with respect to comparing executive officers’ compensation to executive officers at the Company’s peer group. The Corporate Governance Committee does not aim to set target compensation levels at a particular percentile of compensation of the Company’s peer group, but rather seeks to use peer group data as a foundation on which to build a better understanding of pay practices and current trends and, ultimately, to establish a compensation program that is competitive. Accordingly, the Corporate Governance Committee generally looks at the peer group data as more of a market check, rather than a means of specifically targeting pay within percentiles of the peer group. Consequently, it does not believe it is particularly meaningful to discuss where actual payments fall within the peer group.
However, in the Compensation Discussion and Analysis in future filings, the Company will include disclosure on how the Corporate Governance Committee uses comparisons of the elements of the Company’s compensation program against the Company’s peer group as a foundation for its subsequent decisions. The following, reflective of additions to the Company’s Proxy Statement, is illustrative of the

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

approach that the Company will take in the peer group discussion section of the Compensation Discussion and Analysis for its future filings:
The Corporate Governance Committee does not aim to set target compensation levels at a particular percentile of compensation of the Company’s peer group, but rather seeks to use peer group data as a foundation on which to build a better understanding of pay practices and current trends and, ultimately, to establish a compensation program that is competitive. While NEO-to-peer-group comparisons may not be particularly meaningful given the individualized considerations made for each of the Company’s NEOs, such comparisons may be useful with respect to putting the elements of each NEO’s compensation into a larger context and illustrating the initial starting point from which the Corporate Governance Committee worked to establish the total compensation and individual elements of the Company’s fiscal 2008 compensation program, as applicable, for each of the NEOs.
Consequently, for Mr. Gibson, the elements of his compensation for fiscal 2007 ranked against the applicable peer group as follows: total compensation at about the 39th percentile, base salary at about the 67th percentile, annual incentive compensation at about the 92nd percentile, other benefits at about the 84th percentile, with no long-term incentive compensation for the period. Mr. Gibson’s total compensation ranked lower than his peers, primarily as a consequence of the lack of long-term compensation grants.
The elements of Dr. Carleone’s compensation for fiscal 2007 ranked against the applicable peer group as follows: total compensation at about the 40th percentile, base salary at about the 7th percentile, annual incentive compensation at about the 90th percentile, long-term incentive compensation at about the 35th percentile, and other benefits at about the 91st percentile. The data for Dr. Carleone reflected his first year of service with the Company, and consequently his base salary was ranked unusually low compared to his peers. Additionally, his high ranking with respect to other benefits resulted in part from the inclusion of non-recurring compensation related to relocation costs reimbursed to him.
Ms. Ferguson’s compensation elements for fiscal 2007 ranked against the applicable peer group as follows: total compensation at about the 89th percentile, base salary at about the 73rd percentile, annual incentive compensation at about the 84th percentile, other benefits at the maximum percentile, with no long-term incentive compensation for the period. Ms. Ferguson’s total compensation and base salary ranked higher than comparable executive officers in the peer group because it was assessed that she was responsible for a greater number of substantive areas than comparable executive officers in the peer group. The high ranking in other benefits was attributable primarily to the change in her pension value.
The elements of Ms. Kelley’s compensation for fiscal 2007 ranked against the applicable peer group as follows: total compensation at about the 31st percentile, base salary at about the 10th percentile, annual incentive compensation at about the 50th percentile, long-term incentive compensation at about the 37th percentile, and other benefits, of which more than half resulted from the change in her pension value, at about the 92nd percentile.

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

The elements of Dr. Malik’s compensation for fiscal 2007 ranked against the applicable peer group as follows: total compensation at about the 89th percentile, base salary at about the 68th percentile, annual incentive compensation at about the 94th percentile, other benefits at about the 42nd percentile, with no long-term incentive compensation for the period. Dr. Malik’s higher percentile rankings for total compensation, base salary and annual incentive compensation are reflective of his long tenure with the Company, as well as the belief that the Company competes with many larger companies seeking top-level executive talent with Dr. Malik’s specific expertise and experience.
As reflected in the comparisons outlined above, the relative ranking of the fiscal 2007 element of annual incentive compensation of an NEO as compared to the Company’s peer group, as a general matter, had the potential to vary depending upon not only the performance of each of the comparative peer group officers but also the performance of the particular peer group companies themselves. Also as reflected in the comparisons outlined above, the fiscal 2007 element of long-term incentive compensation generally ranked low compared to the Company’s peer group due to the limited number of available shares under the 2001 Plan. On the other hand, NEOs’ other benefits compensation generally ranked higher vis-à-vis the Company’s peer group in part because other benefits in fiscal 2007 included, among things, changes in pension values. However, pension plans are not common in the peer group companies. Moreover, because other benefits were on average only 6% of total compensation throughout the Company’s peer group, large percentile variances in other benefits on a comparison basis are not necessarily meaningful given the overall small size of the compensation element.
Annual Incentives, page 22
Comment 25.
We note that you have not provided a quantitative discussion of the terms of the performance targets to be achieved in order for your named executive officers to earn a cash bonus. Please tell us and disclose the specific targets used to determine cash bonus amounts. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide to us on a supplemental basis a detailed explanation for such conclusion, and note that we may have additional comments.
Response 25.
After further review of this topic, the Company has decided to include, in its compensation discussion and analysis in future filings, disclosure of the specific performance targets used to determine the Company’s annual cash bonuses to executive officers of the Company. The following, reflective of changes to the Company’s Proxy Statement, is illustrative of the approach that the Company will take in the Company’s Annual Incentives section of its Compensation Discussion and Analysis for its future filings:
For fiscal 2008, the performance targets approved by the Corporate Governance Committee for the NEOs consisted of minimum, middle and target levels of consolidated Adjusted EBITDA, in the case of the Corporate NEOs (the “Consolidated Targets”), and Fine Chemicals segment Adjusted

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

EBITDA, in the case of Dr. Malik (the “AFC Targets”), to be achieved by the Company for fiscal 2008. Adjusted EBITDA is defined as net income before income tax expense, interest expense, debt repayment charges, depreciation and amortization, and share-based compensation and environmental remediation charges. If the applicable ~~Adjusted EBITDA~~ performance targets were met, the ~~participant~~ NEOs would be eligible to receive a bonus payment under the Incentive Plan. The fiscal 2008 performance targets were as follows:
Fiscal 2008 Performance Targets

(numbers in millions)
	Minimum	Middle	Target

Consolidated Targets	$40.5	$41.0	$41.5
AFC Targets	$29.1	$29.55	$30.0

~~The Corporate Governance Committee further established target potential bonus amounts for the NEOs as a percentage of their annual base salary in effect on October 1, 2007, as follows: Mr. J. Gibson, 100%; Dr. Malik, 100%; Ms. Ferguson, 50%; and Ms. Kelley, 50%. Dr. Carleone’s target potential bonus amount was established as 100% of his annual base salary in effect on October 15, 2007 as a consequence of the increase awarded to him by the Corporate Governance Committee, effective October 15, 2007, in recognition of his successes and accomplishments during his first year of service as President and Chief Operating Officer. The amount of target potential bonus was determined for each executive to correlate with the number of areas of responsibility under their control that could ultimately be affected by their individual performance. If the Company, in the case of Corporate NEOs, or the Fine Chemicals segment in the case of Dr. Malik, achieved the applicable minimum, middle or target level of Adjusted EBITDA for fiscal 2008, then the participants were eligible to receive cash bonuses equal to 50%, 75% or 100%, respectively, of their target potential bonus. If the Company did not achieve the minimum level of Adjusted EBITDA, then no bonuses would be paid under the Incentive Plan.~~
~~The Corporate Governance Committee established~~ The minimum levels ~~of Adjusted EBITDA achievement~~ were established to be modestly greater than the Company’s projected fiscal 2008 consolidated Adjusted EBITDA level and the Fine Chemicals segment Adjusted EBITDA level as set forth in the Company’s annual business plan. While the middle and target levels were established as stretch targets to encourage optimal performance by each NEO, the Corporate Governance Committee believed that the minimum ~~bonus~~ levels were reasonable to achieve and provided sufficient incentive for superior performance by the NEOs. The Corporate Governance Committee further believed that the middle and target levels were achievable if the NEOs, individually and collectively, aggressively managed strategic research and development projects, tightly controlled the capital projects under their control, instituted and maintained cost reductions, promoted lean manufacturing where applicable, broadened the scope of customers with expanded business development efforts and, as a result, increased value for our stockholders.
The Corporate Governance Committee further established fiscal 2008 target potential bonus amounts for the NEOs as follows:

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

Fiscal 2008 Target Potential Bonuses
		Target
		Level
	Annual	Bonus	% of		% of		% of
	Base	as a %	Bonus		Bonus		Bonus
	Salary as	of	Paid if		Paid if		Paid if
Name and	of	Annual	Minimum		Middle		Target
Principal	October	Base	Level		Level		Level
Position	1, 2007(1)	Salary	Achieved		Achieved		Achieved

John R. Gibson	$458,375	100%	50	% (2)	75	% (2)	100	% (2)
Chairman & Chief Executive Officer

Joseph Carleone, Ph.D.	$343,500	100%	50	% (2)	75	% (2)	100	% (2)
President & Chief Operating Officer

Linda G. Ferguson	$191,580	50%	50	% (2)	75	% (2)	100	% (2)
Vice President, Administration & Secretary

Dana M. Kelley	$190,550	50%	50	% (2)	75	% (2)	100	% (2)
Vice President, Chief Financial Officer & Treasurer

Aslam Malik, Ph.D.	$239,876	100%	50	% (3)	75	% (3)	100	% (3)
President, Ampac Fine Chemicals LLC

(1)	Dr. Carleone’s target potential bonus amount was established as 100% of his annual base salary in effect on October 15, 2007 as a consequence of the increase awarded to him by the Corporate Governance Committee, effective October 15, 2007, in recognition of his successes and accomplishments during his first year of service as President and Chief Operating Officer.

(2)	Potential bonus amount based on Consolidated Targets.

Rufus Decker
Division of Corporate Finance
United States Securities and Exchange Commission
May 1, 2009

(3)	Potential bonus amount based on AFC Targets.
* * * * *
We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States
          Should you have any further questions or comments regarding the above, please feel free to contact the undersigned at (702) 699-4163 or our counsel, Peter Romo of Morrison & Foerster LLP at (415) 268-7353. Thank you for your assistance.

Sincerely,
/s/ DANA M. KELLEY
Dana M. Kelley
Vice President and Chief Financial Officer